# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MYRIAD GENETICS INC, CIK 0000899923
CUSIP: 62855J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 322 North 2200 West, Salt Lake City, Utah (UT), 84116
Date of event which requires filing of this statement: 01/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001138995

## Reporting persons
- GLENVIEW CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,941,058; sole dispositive power 0; shared dispositive power 4,941,058; aggregate amount beneficially owned 4,941,058 (5.3% of the class)
- ROBBINS LARRY: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,941,058; sole dispositive power 0; shared dispositive power 4,941,058; aggregate amount beneficially owned 4,941,058 (5.3% of the class)

## Item 1. Issuer
Name of issuer: MYRIAD GENETICS INC
Address of issuer's principal executive offices: 322 North 2200 West, Salt Lake City, Utah, 84116

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Glenview Capital Management, LLC ("Glenview Capital Management")
ii. Larry Robbins ("Mr. Robbins").

This Statement relates to shares of Common Stock, par value $0.01 per share ("Shares") held for the accounts of Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund"), and Glenview Healthcare Master Fund, L.P., a Cayman Islands limited partnership ("Glenview Healthcare Master Fund").

Glenview Capital Management serves as investment manager to each of Glenview Capital Master Fund, Glenview Offshore Opportunity Master Fund and Glenview Healthcare Master Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 520 Madison Avenue, 33rd Floor, New York, New York 10022.
Citizenship:
i. Glenview Capital Management is a Delaware limited liability company
ii. Mr. Robbins is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of January 12, 2026, each of the Reporting Persons may be deemed the beneficial owner of 4,941,058 Shares. This amount consists of: (A) 1,886,965 Shares held for the account of Glenview Capital Master Fund; (B) 2,791,657 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (C) 262,436 Shares held for the account of Glenview Healthcare Master Fund.
Percent of class: As of January 12, 2026, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.30% of the Shares outstanding. (There were 93,213,722 Shares outstanding as of October 31, 2025, based on the Issuer's quarterly report on Form 10-Q filed on November 4, 2025.)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,941,058.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,941,058.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement
Exhibit 2: Power of Attorney

## Signatures
- GLENVIEW CAPITAL MANAGEMENT, LLC: /s/ Mark J. Horowitz, Mark J. Horowitz, Co-President (01/13/2026)
- ROBBINS LARRY: /s/ Mark J. Horowitz, Mark J. Horowitz, attorney-in-fact for Larry Robbins (01/13/2026)